GGL DIAMOND CORP.

NOT FOR DISSEMINATION IN THE UNITED STATES
NEWS RELEASE

August 14, 2009

Extension and Change to Non-Brokered Private Placement to raise up to $1,400,000

Vancouver, British Columbia, August 14, 2009 - Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSXV: GGL) ("GGL") announces that GGL intends to extend by thirty days the financing to raise up to $1,400,000 by way of a non-brokered private placement. To date 1,776,000 non-flow-through units have been sold. A combination of flow-through units at a price of $0.06, (changed from $0.08), per unit and non-flow-through units at a price of $0.06 per unit will be sold. Each flow-through unit will consist of one flow-through common share and one half of one non-transferable non flow-through warrant. Each whole warrant will entitle the holder to purchase one non flow-through common share for one year from the closing date at $0.10 per share.

Each non flow-through unit will consist of one non flow-through common share and one half of one non-transferable common share purchase warrant. Each whole warrant will entitle the holder to purchase one non flow-through common share for three years from the closing date at $0.10 per share in the first year, $0.20 per share in the second year and $0.30 per share in the third year.

If GGL's common shares trade on the TSX Venture Exchange at a closing price greater than $0.50 per share for twenty consecutive trading days at any time after four months and one day from the closing date, GGL may accelerate the expiry of the warrants by giving notice to the holders thereof, and in such case the warrants will expire on the 30th day after the date on which such notice is given. GGL may pay a finder's fee to eligible finders of purchasers of units. Such fees will be paid in non flow-through common shares.

The proceeds from the sale of the units will be used for trenching, sampling and drilling of the PGB gold areas, exploration on the McConnell property, and for general corporate purposes. The proceeds from the sale of the flow-through shares will be used to incur Canadian Exploration Expense ("CEE"), as defined in the *Income Tax Act* (Canada). GGL will renounce such CEE to the subscribers effective for the 2009 tax year. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

GGL DIAMOND CORP.
"Raymond A. Hrkac"
Raymond A. Hrkac
President & CEO

For further information, please phone: (604) 688-0546 Email: info@ggldiamond.ca. For more information, please check our web site at www.ggldiamond.ca.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered in the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable securities laws or an exemption from such registration is available.